SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)



65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106

integrity-trust-professionalism

WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Shinhan Investment America Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shinhan Investment America Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shinhan Investment America Inc.'s management. Our responsibility is to express an opinion on Shinhan Investment America Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shinhan Investment America Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Shinhan Investment America Inc.'s auditor since 2012.

Ridgefield Park, New Jersey

February 26, 2021

SHINHAN INVESTMENT AMERICA INC.

(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	1,387,895
Certificates of deposit		2,847,109
Fixed assets, net		20,983
Right-of-use asset		483,103
Other assets		47,978
Total assets	$	4,787,068

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	111,069
Lease liability		523,072
Total liabilities		634,141
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding, 25,000 shares		250
Additional paid-in capital		7,039,750
Accumulated deficit		(2,887,073)
Total stockholder's equity		4,152,927
	$	4,787,068

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(1) Description of Business

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC).

The Company provides fund placement services as an intermediary between Korean institutional investors and investment funds. The Company also engages in broker and dealer transactions of Korean securities. The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The company claims exemption from SEC rule 15c3-3 under paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Commissions Receivable

As of December 31, 2020, the Company has outstanding commissions receivable of $12,052 from the Parent.

(d) Fair value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(e) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(h) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) *New Accounting Standard*

Effective January 1, 2020, we adopted FASB guidance that changes the disclosure requirements for fair value measurements. The updated guidance removed the requirement to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. The updated guidance requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The adoption of the updated guidance did not have a material effect on our consolidated results of operations or liquidity.

(j) *Recent Accounting Pronouncement*

In December 2019, the FASB issued guidance which simplifies Accounting for Income Taxes (Topic 740). The ASU intends to reduce complexity through clarification and amendments of existing guidance. The updated guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted in any interim periods for which financial statements have not been issued. We are currently evaluating the impacts the adoption of this guidance will have on our consolidated financial statements, but do not expect it to have a material impact.

(3) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets measured at fair value on a recurring basis as of December 31, 2020 are as follows:

Description	Level 1	Level 2	Level 3	Total
Money market accounts	$ 32,757	-	-	32,757
Certificate of Deposit	$ -	2,847,109	-	2,847,109

(4) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificate of deposit and money market account with an affiliated bank. A summary of balances with the Parent and the affiliate as of December 31, 2020 is approximately as follows:

Certificates of deposit and money market account	$	2,240,000
Commissions receivable		12,000
Accrued interest on certificates of deposit		1,000

(5) Certificates of Deposit

At December 31, 2020, certificates of deposit amounted to $2,847,109, which mature through November 18, 2021, with interest rates ranging from 0.35% to 2.05% per annum.

(6) Fixed Assets

Fixed assets, at cost, at December 31, 2020 are summarized as follows:

Equipment	$	86,712
Furniture and fixtures		64,521
Leasehold improvements		173,328
		324,561
Less accumulated depreciation and amortization		303,578
	$	20,983

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(7) Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts disclosed for addition to ROU assets resulting from initial direct cost and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are approximately as follows:

Years	Amount
2021	$ 238,000
2022	238,000
2023	60,000
Total undiscounted lease payments	$ 536,000
Less: Imputed interest	13,000
Total lease liabilities	$ 523,000

(8) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2020, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2020, the Company had net capital of $1,760,614, which exceeded the minimum requirement by $1,510,614. The Company's percentage of aggregate indebtedness to net capital was 8.58%.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(9)   **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2020 are as follows:

Deferred tax assets:		
Net operating loss carry-forwards	$	975,625
Lease		11,080
Fixed assets, principally due to differences in depreciation		16,978
Total gross deferred tax assets		1,003,683
Less valuation allowance		1,003,683
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2020 was a decrease of approximately $102,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2020, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $2,481,000 which expire in various years through December 31, 2037 and approximately $546,000 which will be carried forward indefinitely, with an 80% of limitation on the taxable income. The Company also has net operating loss carryforwards for New York state and New York city tax purposes amounting to approximately $3,507,000 and $2,082,000 respectively at December 31, 2020, which expire in various years through December 31, 2038.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company remains subject to examination for the years ended December 31, 2017, 2018, and 2019 for the federal, state, and local jurisdictions.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(10) Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material. There were no customers' unsettled trades at December 31, 2020.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(11) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2020. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and certificates of deposit in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(12) Subsequent Events

In January 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a Public Health Emergency of International Concern, which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2021, the date at which the financial statements were available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statements, except for COVID-19, described above.